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                                                                    Exhibit 99.6

                           Wednesday, February 6, 2002

                          Highfields Capital Management
              releases open letter to Canadian Business Community

BOSTON, MA, Feb. 6 /CNW/ - Highfields Capital Management LP announced today that it has released the following letter:

An Open Letter to the Canadian Business Community

     Highfields Capital Management, a Boston investment firm with over US$5 billion of assets under management, has approximately Cdn$1 billion invested in Canada. As portfolio managers, we have been investing in the Canadian equity and fixed income markets for over ten years and currently are a top ten shareholder in several blue-chip Canadian companies. We, and hopefully these companies, consider ourselves to be responsible and constructive shareholders, and we take our fiduciary duty very seriously.

     Telesystem International Wireless Inc. ("TIW") is pursuing a restructuring involving a number of interrelated actions and issuer offers. On January 16, 2002, we made an application to the Ontario Superior Court seeking to restrain the bid of TIW for Units relating to the equity of its largest subsidiary, ClearWave N.V. In its decision on February 2, 2002, the Court found that TIW had offered "illegal collateral benefits" to the Caisse de depot et placement du Quebec and Telesystem Ltd. "in order to lock up their Units so as to make the Bid coercive against the other Unit holders, and by doing so in this way TIW has acted in a manner that is oppressive to the other Unit holders." As a result of the Court's finding, TIW was restrained from taking up and paying for any Units tendered pursuant to the Unit exchange offer other than the Units of the Caisse de depot et placement du Quebec, Telesystem Ltd. and Rogers Telecommunications (Quebec) Inc., and was required to make an amended offer on improved terms to all of its other Unit holders.

     Proper disclosure has not been made by TIW to all of its security holders. As devised by TIW, the overall restructuring plan is complex and has many interdependent pieces. In our view, the February 2 Court ruling is material to holders of all TIW securities and, as such, we have petitioned the Ontario and Quebec Securities Commissions to order TIW to extend the expiry time of its issuer bid for its Equity Subordinated Debentures ("ESDs") until February 13. This would allow time prior to the maturity of the ESDs for TIW to amend its disclosure made in the ESD bid to provide for full and accurate disclosure of the Court decision, the reasons for it, and the ramifications for all TIW security holders. Furthermore, information TIW provided to parties to the litigation should be made available to all security holders to level the playing field.

     Thus far, our petition to the Commissions has not been successful. To maintain the integrity of the financial markets in Canada, we implore them to take action immediately before irreparable harm is done. Standing by and allowing a company to create an unlevel playing field for non-insiders will only serve to undermine investors' confidence in the capital markets. Ultimately, this will result in the reluctance of foreign investors such as Highfields to invest in Canada and raise the cost of capital for all companies.

Sincerely,


Jonathon S. Jacobson                  Richard L. Grubman
Managing Director                     Managing Director
Highfields Capital Management         Highfields Capital Management

     /For further information: Kenneth Colburn, Highfields Capital Management,
Tel: (617) 850-7500/ 08:01 ET